August 7th, 2008

Michael F. Johnson, Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

RE: Napster, Inc. Preliminary Proxy Statement
Filed July 29, 2008, File No. 000-32373

Dear Mr. Johnson,

We are submitting this response letter via EDGAR under the label “CORRESP” and have made all recommended changes.

In regards to Item 8, as a supplement we note that Okapi Partners will not conduct Internet voting on our behalf.  We do not intend to allow for registered stockholders to transmit votes by Internet at all in this solicitation.

Please call me if you have any further questions at 818-577-7389

I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that I may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

/s/ Perry H. Rod

Perry H. Rod

/s/ Thomas Sailors

Thomas Sailors

/s/ Kavan P. Singh

Kavan P. Singh